Exhibit 99.407

Nextech AR Signs 3D Model Deal With Major B2B Design Industry Technology Platform and Marketplace DesignerInc

●	The Partnership With DesignerInc provides access to an expansive network of over 1,500 furniture manufacturers

VANCOUVER, B.C., Canada – February 1, 2022 - Nextech AR Solutions Corp. (“Nextech” or the “Company”) (OTCQB: NEXCF) (NEO: NTAR) (CSE: NTAR) (FSE: N29), a Metaverse Company and leading provider of augmented reality (“AR”) experience technologies and services is pleased to announce it has received an initial order and signed a partnership agreement with B2B technology platform and marketplace DesignerInc. The deal will leverage Nextech’s ARitize CAD 3D modeling solution for furniture manufacturers, creating 3D models at scale from CAD files. This B2B partnership represents a substantial MRR (monthly recurring revenue) opportunity for Nextech as it leverages its ground-breaking ARitize CAD solution and virtual showroom ARitize Decorator to DesignerInc’s network of over 1,500 furniture manufacturers, representing a potential demand for hundreds of thousands of 3D models.

DesignerInc serves the B2B interior design industry, offering a single destination where designers source custom and stock trade furniture and decor, obtain quotes and purchase from over 1,500 trade-only manufacturers. Through this partnership, Nextech reaches DesignerInc’s broad network of 1,500 trade furniture manufacturers, offering 3D models, AR visualizations and Nextechs innovative ARitize Decorator for use across the design industry landscape.

Beyond 3D models, Nextech’s innovative ARitize Decorator technology showcases 3D models in a virtual showroom created by Nextech for DesignerInc’s top vendors. This virtual showroom technology optimizes the sale of furniture products and offers DesignerInc’s vendor partners the opportunity to work directly with Nextech for 3D/AR models and online commerce studio products including; configurator, virtual staging environments, and even 3D swirl ads on Facebook and SNAP offering a true end-to-end partnership solution for everything 3D in online commerce.

Marisa Terrizzi, DesignerInc’s Chief Strategy Officer comments “In partnership with Nextech, DesignerInc continues to innovate by creating technology solutions that drive the interior design industry forward. Our alliance with Nextech complements DesignerInc’s future-ready approach, supporting the long-term strategies of our Gilded Circle Vendor Partners by delivering 3D AR models and virtual showroom environments, at scale. Together, we bring our industry into Web 3.0 through AI-driven, rapid execution of models and virtual and metaversal environments – elevating interior design processes and refining execution paths. With the launch of DI Pro Project Management in Q2, we are offering our Gilded Circle community of designers a suite of much-needed tools to close the sales loop quickly through realtime, visual interaction with their clientele.”

Evan Gappelberg, Nextech AR CEO commented, “We are very excited about the opportunity to work with DesignerInc, a B2B company who recognizes the benefits of 3D/AR models for both the supply and demand side of the design industry. We believe this deal has potential to substantially grow our 3D modelling business and impact our MRR revenue, as it will provide direct access to DesignerInc’s network of over 1,500 manufacturers. He continues “We are experiencing a rapidly growing global demand for 3D/AR models, and with partnership deals like this we are solidifying our company as we strive towards our ambitious goal of becoming the world’s leading 3D modelling factory.”

Nextech has been seeing strong, growing demand from multiple market sectors including e-commerce businesses looking to create 3D models at scale, and manufacturers requiring the same by turning CAD files into POLY files. The company has reported that demand has been rapidly increasing and announced that it has been signing multiple ARitize CAD deals since the start of 2022. The Company believes that with both its AI powered ARitize 3D for e-commerce and ARitize CAD its 3D solution for manufacturers, that it has a major competitive advantage and is rapidly winning market share.

About Nextech CAD Technology

Nextech’s ARitize CAD solution is a game changer for the manufacturing industry, providing a viable solution to convert large CAD files into lightweight, optimized 3D meshes that are suitable for 3D and AR applications. Through this technology, manufacturers can produce high quality 3D/AR models at affordable prices and at scale. CAD is a function of product engineering. Industrial designers, working for product manufacturers, use CAD software like AutoCAD, and SolidWorks to design many of the products in the modern world. CAD is a great use case for furniture manufacturers, and by using Nextech’s ARitize CAD solution, CAD files of furniture designs can be converted to 3D/AR models that are high quality, photo realistic, and fully textured.

In addition to creating 3D models from CAD files using ARitize CAD, manufacturers will also have the option to enhance their 3D models with Nextech’s market-leading suite of solutions. These enhancements incorporate color and texture changing, animating parts of the 3D model to include movement, exploded views of the model to showcase all of its individual parts, and more. These enhancements offer a unique advantage to businesses using this technology to showcase their products over their competitors,driving the rapid adoption of this technology.

About DesignerInc

DesignerInc’s vertical technology platform enables US & Canadian interior designers, architects and design firms to work efficiently, sourcing materials and furnishings from vendors across the globe. As the leading B2B platform powering the interior design industry, DesignerInc serves as an exclusive trade tool – including a marketplace, instant shipping quotes and a virtual market every Spring and Fall showcasing new introductions and special events. Vetted designers source 24/7, optimizing productivity with quick and efficient quote turn, instant access to over 1,500 manufacturers and the support of an acclaimed Concierge Team who work closely with designers on project management – from sourcing to logistics and claims. DesignerInc’s Gilded Circle™ VIP members, its community of designers and manufacturers, supercharge their workflow by utilizing DI’s powerful technology suite, generous loyalty program benefits and DI Pro, DesignerInc’s robust project management suite launching in Q2 2022. To learn more, visit https://www.designerinc.com/

To learn more, please follow us on Twitter, YouTube, Instagram, LinkedIn, and Facebook, or visit our website: https://www.Nextechar.com.

For further information, please contact:

Investor Relations Contact

Lindsay Betts
investor.relations@Nextechar.com
866-ARITIZE (274-8493) Ext 7201

About Nextech AR

Nextech AR Solutions is a Metaverse company that develops and operates augmented reality (“AR”) platforms, transporting three-dimensional (“3D”) product visualizations, human holograms and 360° portals to its audiences altering e-commerce, digital advertising, hybrid virtual events (events held in a digital format blended with in-person attendance) and learning and training experiences.

Nextech focuses on developing AR solutions for the Metaverse, however most of the Company’s revenues are derived from three e-Commerce platforms: vacuumcleanermarket.com (“VCM”), infinitepetlife.com (“IPL”) and Trulyfesupplements.com (“TruLyfe”). VCM and product sales of residential vacuums, supplies and parts, and small home appliances sold on Amazon.

Forward-looking Statements

The CSE and the NEO have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Certain information contained herein may constitute “forward-looking information” under Canadian securities legislation. Generally, forward-looking information can be identified by the use of forward-looking terminology such as, “will be” or variations of such words and phrases or statements that certain actions, events or results “will” occur. Forward-looking statements regarding the completion of the transaction are subject to known and unknown risks, uncertainties and other factors. There can be no assurance that such statements will prove to be accurate, as future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Nextech will not update any forward-looking statements or forward-looking information that are incorporated by reference herein, except as required by applicable securities laws.

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